UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from __________ to __________.

Commission file number: 1-1185

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005 and the period from June 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 and the period from June 1, 2004 to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota
June 28, 2006

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2005

	Allocated	Unallocated	Total
Assets:
Participant-directed investments:
Interest-bearing cash and short-term
investments	$10,985,659	—	10,985,659
Master Trust Investment Accounts (MTIA)	1,514,236,058	—	1,514,236,058
All other investments:
Common stock	359,096,729	—	359,096,729
Unallocated insurance contracts	12,500,021	—	12,500,021
Participant loan fund	26,123,433	—	26,123,433
Directed brokerage fund	50,708,076	—	50,708,076

Total participant-directed
investments	1,973,649,976	—	1,973,649,976

Nonparticipant-directed investments:
Interest-bearing cash and short-term
investments	—	61,750	61,750
Investments, at fair value:
Common stock	—	10,658,615	10,658,615

Total nonparticipant-directed
investments	—	10,720,365	10,720,365

Total investments	1,973,649,976	10,720,365	1,984,370,341

Receivables:
Employer contributions	—	1,675,582	1,675,582
Employee contributions	1,929,773	—	1,929,773
Interest and dividends	34,931	2,166	37,097
Miscellaneous	13,353	—	13,353

Total assets	1,975,628,033	12,398,113	1,988,026,146

Liabilities:
Accounts payable expenses	1,508,658	—	1,508,658
Loans	—	4,014,000	4,014,000

Total liabilities	1,508,658	4,014,000	5,522,658

Net assets available for benefits	$1,974,119,375	8,384,113	1,982,503,488

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2004

	Allocated	Unallocated	Total
Assets:
Participant-directed investments:
Interest-bearing cash and short-term
investments	$9,098,137	—	9,098,137
Master Trust Investment Accounts (MTIA)	1,398,154,411	—	1,398,154,411
All other investments:
Common stock	106,363,834	—	106,363,834
Unallocated insurance contracts	12,120,362	—	12,120,362
Participant loan fund	24,346,959	—	24,346,959
Directed brokerage fund	45,924,253	—	45,924,253

Total participant-directed
investments	1,596,007,956	—	1,596,007,956

Nonparticipant-directed investments:
Interest-bearing cash and short-term
investments	87,024	574,636	661,660
Investments, at fair value:
Common stock	269,992,629	20,185,376	290,178,005

Total nonparticipant-directed
investments	270,079,653	20,760,012	290,839,665

Total investments	1,866,087,609	20,760,012	1,886,847,621

Receivables:
Employer contributions	—	1,262,035	1,262,035
Employee contributions	1,971,314	—	1,971,314
Interest and dividends	16,039	3,575	19,614
Miscellaneous	13,356	—	13,356

Total assets	1,868,088,318	22,025,622	1,890,113,940

Liabilities:
Accounts payable expenses	891,669	—	891,669
Loans	—	7,176,000	7,176,000

Total liabilities	891,669	7,176,000	8,067,669

Net assets available for benefits	$1,867,196,649	14,849,622	1,882,046,271

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

	Allocated	Unallocated	Total
Net assets available for benefits
at beginning of period	$1,867,196,649	14,849,622	1,882,046,271

Investment income:
Income from MTIA	124,991,690	—	124,991,690
Income from all other investments:
Dividends and interest	11,249,568	430,762	11,680,330
Net realized/unrealized depreciation in
fair market value of investments	(640,188)	(123,399)	(763,587)

Total net investment income	135,601,070	307,363	135,908,433

Contributions:
Employees	78,796,801	—	78,796,801
Employer	—	16,412,965	16,412,965

Total contributions	78,796,801	16,412,965	95,209,766

Miscellaneous	(579,652)	579,652	—

Allocation of 465,421 shares of common stock
of General Mills, Inc. at market	22,685,559	—	22,685,559

Total additions	236,503,778	17,299,980	253,803,758

Distributions and expenses:
Interest expense	—	(466,590)	(466,590)
Administrative expenses	(2,437,215)	(613,340)	(3,050,555)
Distributions to participants/beneficiaries	(127,143,837)	—	(127,143,837)
Allocation of 465,421 shares of common stock
of General Mills, Inc. at market	—	(22,685,559)	(22,685,559)

Total deductions	(129,581,052)	(23,765,489)	(153,346,541)

Net assets available for benefits at end of period	$1,974,119,375	8,384,113	1,982,503,488

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Period from June 1, 2004 through December 31, 2004

	Allocated	Unallocated	Total
Net assets available for benefits
at beginning of period	$1,734,821,375	20,152,769	1,754,974,144

Investment income:
Income from MTIA	98,052,122	—	98,052,122
Income from all other investments:
Dividends and interest	5,737,621	340,990	6,078,611
Net realized/unrealized appreciation in
fair market value of investments	31,669,459	1,397,362	33,066,821

Total net investment income	135,459,202	1,738,352	137,197,554

Contributions:
Employees	47,582,593	—	47,582,593
Employer	—	8,048,448	8,048,448

Total contributions	47,582,593	8,048,448	55,631,041

Miscellaneous	(605,232)	596,555	(8,677)

Allocation of 315,399 shares of common stock
of General Mills, Inc. at market	14,535,339	—	14,535,339

Total additions	196,971,902	10,383,355	207,355,257

Distributions and expenses:
Interest expense	—	(586,029)	(586,029)
Administrative expenses	(1,039,028)	(565,134)	(1,604,162)
Distributions to participants/beneficiaries	(63,557,600)	—	(63,557,600)
Allocation of 315,399 shares of common stock
of General Mills, Inc. at market	—	(14,535,339)	(14,535,339)

Total deductions	(64,596,628)	(15,686,502)	(80,283,130)

Net assets available for benefits at end of period	$1,867,196,649	14,849,622	1,882,046,271

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by various committees. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant’s active career, subject to significant restrictions.

The Plan was amended and restated effective January 1, 2005. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis to certain combinations of 16 investment funds, as described in note 5. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee’s account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees which is eligible for Company matching and the level of Company matching contributions vary among employee classifications.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual-basis method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Concentration of Market Risk

At December 31, 2005 and 2004, approximately 19% and 21%, respectively, of the Plan’s net assets were invested in the common stock of General Mills. The underlying value of General Mills is entirely dependent upon the performance of General Mills and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(e)	Investments

The investments of the Plan in the GMI Investment Trust (the Investment Trust) are valued at fair value. Pooled funds consist of master trust investment accounts (MTIA) and funds pooled for the purpose of forming participant investment options. Fair value of the Plan’s investments in the pooled funds and in common stock of the Company is based on market values of the underlying securities, as discussed in notes 4 and 5. Short-term investments are stated at cost, which approximates fair value. The Pooled Savings Fixed Fund and U.S. Treasury Fund consist of fixed income securities and investment contracts issued by banks or insurance companies, which are valued at cost plus accumulated interest (contract value), as this is the basis upon which amounts may be withdrawn from the contracts. Contract value approximates fair value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The Plan accounts for certain changes in net assets as follows:

•	Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the market value of the underlying pooled funds.

•	Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager’s portfolio.

(3)	Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company’s contributions to their accounts. However, if terminated participants are re-employed by the Company within 60 months of termination, such forfeited nonvested portion of the Company’s contributions is restored to their Plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of re-employment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses incurred by the leveraged accounts. For the periods ending December 31, 2005 and 2004, $579,653 and $594,941, respectively, were forfeited by participants.

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The Company’s contributions vest in accordance with the following schedule:

Employee’s eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

If a participant retires, dies while an active employee, becomes totally and permanently disabled, or if a participant’s employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company’s Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of Company service.

(4)	Investments

Participants, at their discretion, may direct their contributions to any of the 16 investment funds listed below.

US Equity Funds:	International Equity Funds:	Balanced Funds:
Diversified US Equity	Diversified International	Moderate Balanced
Aggressive Equity	Int’l Developed Markets	Aggressive Balanced
Growth Equity	Int’l Emerging Markets	Conservative Balanced
Value Equity
Small and Mid Cap Equity	Fixed Income Funds:	Self-directed brokerage:
S&P 500 Enhanced Index	Fixed Income	Fidelity BrokerageLink
Company Stock	US Treasury

The Company’s contributions to the Plan are invested in the ESOP Fund.

The following table presents the fair value of investments in the pooled funds and common stock that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004
General Mills, Inc common stock – participant directed	$359,096,729	106,363,834
General Mills, Inc common stock – nonparticipant directed	10,658,615	290,178,005

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Net appreciation (depreciation) in the fair value of the Plan’s investment not held in MTIAs, including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2005 and the period from June 1, 2004 through December 31, 2004 are as follows:

	December 31,
	2005	2004
General Mills, Inc. common stock	$(763,587)	33,066,821

Net (depreciation) appreciation in fair value of
investments (not including MTIA)	$(763,587)	33,066,821

The fair values of the nonparticipant-directed portion of the ESOP Fund are $6,708,531 and $283,574,762 as of December 31, 2005 and 2004, respectively. Prior to October 2005, all amounts credited to participants’ ESOP accounts were invested in the ESOP Fund and could not be transferred to any of the Plan’s other investment funds. However, beginning in October 2005 all participants are able to transfer amounts in their ESOP accounts to any of the Plan’s other investment funds. Therefore, only the unallocated General Mills common shares are considered to be nonparticipant-directed.

Significant components of the changes in net assets relating to the nonparticipant-directed portion of the ESOP Fund for the year ended December 31, 2005 and the period from June 1, 2004 through December 31, 2004 are as follows:

	December 31,
	2005	2004
Changes in nonparticipant-directed funds:
Net appreciation (depreciation)	$(123,399)	21,662,170
Dividends and interest	430,762	5,101,069

Total net investment income	307,363	26,763,239
Contributions	—	8,048,448
Distributions to participants	—	(6,752,214)
Interest expense	(466,590)	(586,029)
Forfeitures	579,653	26,555
Administrative expenses	(613,340)	(783,707)
Transfers to participant-directed investments	2,052,576	(10,207,806)

Net change in nonparticipant-directed funds	$1,859,662	16,508,486

(5)	Master Trust Investment Accounts (MTIA)

The pension and savings plans of the Company are invested in the Investment Trust. Mellon Trust is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the MTIA in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Transactions and assets of each of the MTIA are accounted for utilizing the following accounting policies:

•	Fund investments are valued as follows:

–	Fixed-income securities and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date.

–	Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.

–	Short-term investments are stated at cost, which approximates fair value.

–	Investment contracts are valued at contract value, which represents net deposits made with banks or insurance companies under the contracts, plus interest at the contract rates. Contract value approximates fair value.

–	Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.

–	Option contracts are valued monthly and unrealized appreciation or depreciation is recorded.

•	Dividends, interest income, and administrative expenses are recorded on the accrual basis.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Net Assets, net investment income and gains and losses of the MTIA are allocated to the pension and savings plans based on each plans’ interest in the investment funds of the MTIA. The Plan’s interest in all of the investment funds of the MTIA in the Investment Trust as of December 31 are as follows:

Investment funds in MTIA	Fair value of MTIA investment funds at December 31, 2005	Plan participation	MTIA investment funds at December 31, 2004	Plan participation
Pooled Equity Fund	$1,702,012,565	18.8%	$1,457,138,689	21.2%
Pooled International Fund	773,340,184	13.6	680,976,568	11.8
Pooled Savings Fixed Fund	564,086,028	98.3	545,268,555	98.4
Alliance Equity	329,203,906	18.4	263,094,919	22.0
Reich & Tang	198,256,370	6.7	214,639,707	8.3
Numeric Investors	153,262,201	5.1	154,914,583	4.9
Mellon Capital	115,562,123	26.6	94,525,425	22.3
Pooled International
Developed Markets	580,360,552	5.3	520,969,446	4.6
Pooled International
Emerging Markets	291,928,974	24.3	211,608,875	13.4
RCM Mid & Small Cap	658,622	35.0	58,176,725	19.5
RCM Large Cap	—	—	213,651,962	20.3
Southeastern Asset
Management	89,331,215	31.0	76,298,816	33.9
Sanford Bernstein	137,362,345	29.9	125,374,717	30.5
General Mills Internal
Equity	178,179,894	21.5	172,783,783	30.5
Arbor Capital	149,527,059	32.3	69,369,799	27.1
SIT	50,202,588	31.7	69,546,981	27.1
Boston Partners	185,067,460	21.5	156,208,811	23.8
Southeastern Small Cap	79,540,396	44.9	71,820,499	53.2
Numeric Small Cap	44,270,685	—	33,523,843	—
WAMCO	126,556,026	24.6	95,423,579	33.9
Delaware Investments	147,518,017	15.1	—	—
Sands Capital	146,266,390	15.4	—	—

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Disclosures on all investments funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the year ended December 31, 2005 are as follows:

Fair value as of December 31, 2005
	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Short-term investments	$24,331,397	3,763,066	10,864,057	2,393,393	1,840,787	153,757,211	—	—	949,616	51,065
Interest-bearing cash	10,483,354	67,543,695	—	759	—	—	—	71,069,148	—	—
U.S. government securities	36,973,509	—	—	—	—	—	—	—	—	—
Corporate debt	156,881,629	—	—	—	960	—	—	—	—	—
Corporate stock – preferred	2,983,956	2,196,543	—	—	—	—	—	2,043,606	—	—
Corporate stock – common	1,330,732,508	205,376,762	—	326,809,754	196,414,623	148,236,821	—	216,890,683	—	607,557
Common/collective trust	84,779,310	166,723,575	33,863,433	—	—	—	115,562,123	104,698,528	89,477,747	—
Registered investment companies	44,852,362	191,099,233	—	—	—	—	—	201,911,658	—	—
Investment contracts	—	—	519,358,538	—	—	—	—	—	—	—
Limited partnership	—	118,999,531	—	—	—	—	—	46,101,668	99,785,566	—
Other investments	11,303,276	76,944,437	—	—	—	—	—	—	101,716,045	—
Written options	(1,308,736)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	1,098,271	—	—	—	—	—	1,308,069	—	—
Short sales	—	(60,404,930)	—	—	—	(148,731,832)	—	(63,662,807)	—	—

Fair value as of
December 31, 2005	$1,702,012,565	773,340,184	564,086,028	329,203,906	198,256,370	153,262,201	115,562,123	580,360,552	291,928,974	658,622

Net investment gain (loss) for the year ended December 31, 2005
	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Net appreciation (depreciation) in
fair value of investments:
Interest-bearing cash	$—	3,092,496	—	—	—	—	—	3,519,299		—
U.S. government securities	3,304,607		—	—	—	—	—			—
Corporate debt	16,545,408		—	—	—	—	—			—
Corporate stock – preferred	1,885,623	(37,069)	—	—	—	—	—	(42,185)		—
Corporate stock – common	145,443,313	1,210,599	—	44,687,539	1,267,402	6,522,422	—	1,377,677		2,885,017
Common/collective trust	(65,729,210)	72,935,843	1,350,427	—	—	—	5,036,699	58,964,144	24,037,755	—
Registered investment companies	90,690,433	10,044,563	—	—	—	—	—	11,430,839		—
Investment contracts	—		—	—	—	—	—
Limited partnership	—	20,317,413	—	—	—	—	—	(4,493,368)	27,614,837	—
Other investments	1,708,607	25,407,941	—	—	—	—	—	—	28,914,555	—
Written options	22,294,597		—	—	—	—	—			—
Foreign currency contracts	—		—	—	—	—	—			—
Short sales	—	(1,986,265)	—	—	—	(13,501,400)	—	(2,260,394)		—
Futures	(92,853,244)	8,381,719	—	—	—	2,051,281	—	9,538,501		—
Interest	111,576	48,806	27,749,667	126,948	190,700	4,411,520	—	24,767	30,158	24,089
Dividends	—		—	1,464,128	2,055,526	—	—			186,881

Net investment gain (loss)
for the year ended
December 31, 2005	$123,401,709	139,416,046	29,100,094	46,278,615	3,513,629	(516,178)	5,036,699	78,059,280	80,597,305	3,095,986

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Fair value as of December 31, 2005
	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO	Delaware Investments	Sands Capital
Short-term investments	$—	447,861	2,832,533	12,500,048	7,689,282	1,227,740	7,273,559	—	44,241,936	8,063,588	302,148	15,465
Interest-bearing cash	—	—	—	13,299,012	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	32,247,646	—	—	—	—	—	16,243,756	—	—
Corporate debt	—	3,692,000	—	105,749,612	—	—	221,680	—	—	97,707,985	—	—
Corporate stock – preferred	—	—	—	—	—	—	2,068,894	—	—	1,866,625	—	—
Corporate stock – common	—	85,191,354	134,529,812	1,416,034	141,837,777	48,974,848	177,056,654	—	42,378,469	—	147,215,869	146,250,925
Common/collective trust	—	—	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	—	1,015,560	—	—	133,558	79,540,396	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	11,951,982	—	—	—	—	—	2,674,072	—	—
Written options	—	—	—	—	—	—	(1,686,885)	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(42,349,719)	—	—	—

Fair value as of
December 31, 2005	$—	89,331,215	137,362,345	178,179,894	149,527,059	50,202,588	185,067,460	79,540,396	44,270,685	126,556,026	147,518,017	146,266,390

Net investment gain (loss) for the year ended December 31, 2005
	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO	Delaware Investments	Sands Capital
Net appreciation (depreciation) in
fair value of investments:
Interest-bearing cash	$—	—	—	(97,500)	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	(444,850)	—	—	—	—	—	(457,872)	—	—
Corporate debt	—	—	—	(281,937)	—	—	275,822	—	—	(775,903)	—	—
Corporate stock – preferred	—	—	—	—	—	—	208,309	—	—	(20,052)	—	—
Corporate stock – common	(4,726,384)	1,857,329	10,109,937	(643,358)	3,099,960	10,758,042	14,979,865	—	—	—	17,473,700	16,466,745
Common/collective trust	—	—	—	—	—	—	—	—	4,818,861	—	—	—
Registered investment companies	—	—	—	(100,060)	—	—	52,130	6,076,432	—	—	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	68,544	—	—	—	—	—	4,709	—	—
Written options	—	—	—	—	—	—	657,947	—	—	—	—	—
Foreign currency contracts	—	—	—	(1,049,400)	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(1,788,744)	—	—	—
Futures	—	—	—	5,129,427	—	—	—	—	—	1,855,066	—	—
Interest	75,838	1,092,097	99,675	7,063,533	120,790	139,545	622,727	—	1,027,494	5,076,913	29,198	53,766
Dividends	1,133,882	448,373	2,432,991	764,893	36,508	394,225	3,226,158	1,643,465	—	101,892	395,372	118,434

Net investment gain (loss)
for the year ended
December 31, 2005	$(3,516,664)	3,397,800	12,642,603	10,409,290	3,257,258	11,291,813	20,022,957	7,719,897	4,057,610	5,784,752	17,898,270	16,638,944

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Disclosures on all investments funds of the MTIA in the Investment Trust and the net investment gain (loss) for the investment funds of the MTIA in the Investment Trust for the period from June 1, 2004 to December 31, 2004 are as follows:

Fair value as of December 31, 2004
	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Short-term investments	$1,461,683	1,053,377	17,553,087	4,068,189	4,605,832	152,434,218	—	975,422	1,196,665	398,831
Interest-bearing cash	12,036,047	59,597,161	—	—	—	—	—	64,987,027	—	—
U.S. government securities	34,570,085	—	—	—	—	—	—	—	—	—
Corporate debt	126,761,274	—	—	—	980	—	—	—	—	—
Corporate stock – preferred	2,380,580	496,643	—	—	—	—	—	511,317	—	—
Corporate stock – common	1,164,022,063	54,630,731	—	259,026,230	210,032,895	149,389,088	—	57,866,443	—	57,777,894
Common/collective trust	73,437,586	334,440,299	32,612,201	—	—	—	94,525,425	290,768,342	65,439,992	—
Registered investment companies	33,634,095	119,194,322	—	—	—	—	—	123,879,557	—	—
Investment contracts	—	—	495,103,267	—	—	—	—	—	—	—
Limited partnership	—	97,080,272	—	—	—	—	—	33,872,317	72,170,728	—
Other investments	10,747,729	64,148,064	—	—	—	—	—	—	72,801,490	—
Written options	(1,912,453)	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	4,966,430	—	—	—	—	—	6,136,433	—	—
Short sales	—	(54,630,731)	—	—	—	(146,908,723)	—	(58,027,412)	—	—

Fair value as of
December 31, 2004	$1,457,138,689	680,976,568	545,268,555	263,094,419	214,639,707	154,914,583	94,525,425	520,969,446	211,608,875	58,176,725

Net investment gain (loss) for the period from June 1, 2004 to December 31, 2004
	Pooled Equity Fund	Pooled International Fund	Pooled Savings Fixed Fund	Alliance Equity	Reich & Tang	Numeric Investors	Mellon Capital	Pooled International Developed Markets	Pooled International Emerging Markets	RCM Mid & Small Cap
Net appreciation (depreciation) in
fair value of investments:
Interest-bearing cash	$—	5,462,541	—	—	—	—	—	5,879,380	—	—
U.S. government securities	500,450	—	—	—	—	—	—	—	—	—
Corporate debt	54,656	—	—	—	—	—	—	—	—	—
Corporate stock – preferred	(122,644)	105,687	—	—	—	—	—	113,752	—	—
Corporate stock – common	117,453,525	690,368	—	16,718,463	19,077,247	21,353,470	—	743,049	—	3,677,804
Common/collective trust	11,578,941	68,237,192	701,231	—	—	—	8,215,618	61,495,279	11,949,000	—
Registered investment companies	2,017,559	7,346,371	—	—	—	—	—	7,906,962	—	—
Investment contracts	—	—	7,082	—	—	—	—	—	—	—
Limited partnership	(2,675)	16,875,024	—	—	—	—	—	3,938,376	14,224,359	—
Other investments	215,534	16,669,500	—	—	—	—	—	2,868,775	15,072,752	—
Written options	3,406,794	—	—	—	—	—	—	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	(5,913,168)	—	—	—	(18,027,774)	—	(6,364,394)	—	—
Futures	(10,980,423)	(1,560,182)	—	—	—	12,265,890	—	(1,679,237)	—	—
Interest	18,627	11,412	15,045,672	26,035	52,148	1,098,481	—	5,531	6,866	9,349
Dividends	—	—	—	1,053,362	3,048,813	—	—	—	—	148,825

Net investment gain (loss)
for the period from
June 1, 2004 to
December 31, 2004	$124,140,344	107,924,745	15,753,985	17,797,860	22,178,208	16,690,067	8,215,618	74,907,473	41,252,977	3,835,978

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Fair value as of December 31, 2005
	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO
Short-term investments	$4,083,832	9,172,737	4,759,138	22,850,942	3,100,087	3,563,160	5,576,887	—	33,237,234	10,053,690
Interest-bearing cash	—	—	—	15,679,630	—	—	1,889	—	—	129,597
U.S. government securities	—	—	—	31,993,728	—	—	—	—	—	12,544,717
Corporate debt	—	—	—	91,224,491	—	—	2,118,108	—	—	70,329,727
Corporate stock – preferred	—	—	—	—	—	—	2,261,317	—	—	185,000
Corporate stock – common	209,568,130	67,126,079	120,615,579	149,386	66,269,712	65,983,821	147,598,895	—	31,101,037	—
Common/collective trust	—	—	—	—	—	—	—	—	—	—
Registered investment companies	—	—	—	—	—	—	—	71,820,499	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	11,848,106	—	—	—	—	—	2,180,848
Written options	—	—	—	(962,500)	—	—	(1,348,285)	—	—	—
Foreign currency contracts	—	—	—	—	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(30,814,428)	—

Fair value as of
December 31, 2004	$213,651,962	76,298,816	125,374,717	172,783,783	69,369,799	69,546,981	156,208,811	71,820,499	33,523,843	95,423,579

Net investment gain (loss) for the period from June 1, 2004 to December 31, 2004
	RCM Large Cap	Southeastern Asset Management	Sanford Bernstein	General Mills Internal Equity	Arbor Capital	SIT	Boston Partners	Southeastern Small Cap	Numeric Small Cap	WAMCO
Net appreciation (depreciation) in
fair value of investments:
Interest-bearing cash	$—	—	—	—	—	—	—	—	—	—
U.S. government securities	—	—	—	205,402	—	—	—	—	—	(107,758)
Corporate debt	—	—	—	(400,307)	—	—	441,007	—	—	(369,193)
Corporate stock – preferred	—	—	—	—	—	—	171,378	—	—	—
Corporate stock – common	9,205,208	5,761,001	11,906,329	(145,422)	2,134,242	6,251,418	19,737,570	—	—	—
Common/collective trust	—	—	—	—	—	—	—	—	8,410,287	—
Registered investment companies	—	—	—	—	—	—	—	6,960,531	—	—
Investment contracts	—	—	—	—	—	—	—	—	—	—
Limited partnership	—	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	41,560	—	—	—	—	—	116,199
Written options	—	—	—	—	—	—	(376,320)	—	—	—
Foreign currency contracts	—	—	—	1,049,400	—	—	—	—	—	—
Short sales	—	—	—	—	—	—	—	—	(5,055,202)	—
Futures	—	—	—	11,122,605	—	—	—	—	—	7,079,403
Interest	68,931	65,936	20,981	3,039,353	29,428	22,895	73,592	—	187,805	1,976,964
Dividends	1,684,284	377,179	1,493,144	249,035	22,964	142,226	1,720,939	1,008,229	—	—

Net investment gain (loss)
for the period from
June 1, 2004 to
December 31, 2004	$10,958,423	6,204,116	13,420,454	15,161,626	2,186,634	6,416,539	21,768,166	7,968,760	3,542,890	8,695,615

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(a)	Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or attempt to protect itself from changes in the market, the Investment Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Investment Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Investment Trust each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by General Mills’ internal management have a variation margin payable at December 31, 2005 and 2004 totaling $(721,127) and $(163,087), respectively. Investments managed by General Mills’ internal management, that are held by brokers as collateral on contracts, totaled $10,899,012 and $15,756,630 at December 31, 2005 and 2004, respectively. The assets are fair valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Numeric Investors have a variation margin receivable (payable) at December 31, 2005 and 2004 totaling $(985,417) and $188,020, respectively. Investments managed by Numeric Investors that are held by brokers as collateral on contracts totaled $13,371,346 and $13,173,431 at December 31, 2005 and 2004, respectively. The assets are fair valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Western Asset Management Company have a variation margin payable at December 31, 2005 and 2004 totaling $(510,768) and $(78,256), respectively. Investments managed by Western Asset Management Company that are held by brokers as collateral on contracts totaled $6,751,000 and $10,183,287 at December 31, 2005 and 2004, respectively. The assets are fair valued on a daily basis and gains and losses are recorded daily.

The Bank of New York Fund, which is contained in the Pooled International Developed Markets Fund, consists of numerous foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $(1,138,965) and $439,108 on December 31, 2005 and 2004, respectively. The position of the contracts is valued daily and gains and losses are recorded daily.

(b)	Options Transactions

In order to produce incremental earnings, attempt to protect gains, and facilitate buying and selling of securities for investment purposes, the Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Investment Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Boston Partners Fund had 2,491 and 4,941 option contracts outstanding with market values of $(1,686,885) and $(1,348,285) and proceeds of $944,488 and $936,806 on December 31, 2005 and 2004, respectively.

General Mills’ Internal Management had 75 option contracts outstanding with a market value of $25,313 and proceeds of $131,588 on December 31, 2005.

(6)	Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2005 and 2004, the market value of the shares held was $104,439,828 and $106,363,834, respectively, and the number of shares held was 2,117,596 and 2,139,686, respectively. At December 31, 2005 and 2004, the value of the cash held was $1,421,052 and $29,147, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company’s Annual Report to Stockholders, which is distributed to all participants in the Plan.

(7)	ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan’s other investment funds (see Footnote 4). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

The ESOP Fund is presented in the following table:

	December 31, 2005		December 31, 2004
	Allocated	Unallocated	Allocated	Unallocated
General Mills common shares:
Number of shares	5,163,360	216,111	5,431,354	406,062
Cost	$103,726,105	2,662,074	100,365,407	4,986,409
Market	254,656,901	10,658,615	269,992,629	20,185,376

In June 1989, the Plan borrowed $92.4 million in a private loan transaction and purchased shares of the Company’s common stock. The 8.24% loan provides for quarterly payments through June 30, 2007 and is guaranteed by the Company. The remaining loan will be repaid using future Company contributions and dividends paid on Company stock owned by the Investment Trust.

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The amount of debt that becomes due in the next two years is as follows:

Year ending December 31:
2006	$2,213,000
2007	1,801,000

$4,014,000

(8)	Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(9)	Parties-in-Interest

Mellon Trust is a party-in-interest under the Pension Reform Act with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Fidelity Investments is a party-in-interest with respect to the Plan. Fidelity is the Recordkeeper of the Plan and acts as the Broker on the Fidelity BrokerageLink account. In the opinion of the Plan’s management, transactions between the Plan and the Recordkeeper are exempt from being considered as prohibited transactions under ERISA Section 408(b). Subsequent to December 31, 2005, Fidelity was replaced by Hewitt Associates as the Recordkeeper of the Plan, and the Fidelity BrokerageLink account was replaced with the Schwab Personal Choice Retirement Account.

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the year ended December 31, 2005 and for the period from June 1, 2004 to December 31, 2004 were $422,959 and $301,614, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Schedule 1

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Issuer	Face amount or number of units	Cost	Current value
Common stock:
General Mills, Inc.*:
Participant-directed	7,280,956	$175,386,229	359,096,729
Nonparticipant-directed	216,111	2,662,074	10,658,615

Unallocated insurance contracts:
Monumental Life Insurance	12,500,021	12,500,021	12,500,021

Short-term investment fund:
TBC, Inc. Pooled Employee Funds
Daily Liquidity Fund*	11,047,409	11,047,409	11,047,409

Participant loan fund*
(interest rates ranging from 6.25% to 8.0%)	26,123,433	26,123,433	26,123,433

Directed Brokerage Fund	—	**	50,708,076

*	Party-in-interest.
**	Participant-directed investment.

See accompanying independent auditors’ report.

Schedule II

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2005

5% series of transactions by security issue (iii):

Issuer/description	Purchase price	Selling price	Cost of asset	Current value	Net gain (loss)
Short-term investment fund:
TBC, Inc. Pooled Employee Funds –
Daily Liquidity Fund	$172,652,587	171,364,975	171,364,975	171,364,975	—

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By:	/s/ Jeanne Denz
Jeanne Denz, Secretary Plan Committee of the General Mills 401(k) Savings Plan

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.